Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with the other Reporting Person (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, no par value, of LINE Corporation, and that this agreement may be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of September 16, 2020.

Date: September 16, 2020

NAVER CORPORATION

By:	/s/ Seongsook Han
Name:	Seongsook Han
Title:	Chief Executive Officer

NAVER J. HUB CORPORATION

By:	/s/ Sang-Jin Park
Name:	Sang-Jin Park
Title:	Representative Director